UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒      SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐      SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

RED OAK CAPITAL FUND VI, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1160134
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(Full mailing address of principal executive offices)

(616) 343-0697

(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund VI, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund VI, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

Red Oak Capital Fund VI, LLC, a Delaware limited liability company, was formed on June 10, 2021 to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of Red Oak Capital GP, LLC, or our Manager, a wholly owned subsidiary of The Oak Companies, Inc., or our Sponsor, as well as our origination and servicing affiliate Red Oak Financial, LLC, also a wholly-owned affiliate of our Sponsor.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

On January 18, 2023 we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, to offer up to $35.0 million of our 8.00% Series A and 8.65% Series Ra Unsecured Bonds, and subsequently on January 20, 2023 we filed an offering statement on Form 1-A with the SEC to offer up to $40.0 million of our Series A Preferred Units, pursuant to exemptions from registration under Tier II of Regulation A, each referred to herein collectively as the “Offerings.” Subsequently, the offering of our bonds was qualified on January 23, 2023, and our offering of preferred units was qualified on January 26, 2023, and we commenced offering the securities at that time. On January 23, 2024, we filed an amendment to the bond offering statement on Form 1A-POS with the SEC. On January 24, 2024, we filed an amendment to the preferred units offering on Form 1A-POS with the SEC. Both amendments were deemed abandoned as of March 3, 2025. No Series A Bonds, Series Ra Bonds, or Series A Preferred Units were issued in the intervening period or thereafter. The Offering issued $28.7 million, $0.5 million, and $19.3 million of the Series A Bonds, Series Ra Bonds, and Series A Preferred Units, respectively.

As of June 30, 2026, the Company and its subsidiaries held eleven senior secured loans, providing $60.9 million of senior secured loans to various borrowers. The portfolio of loans possessed a weighted average interest rate of 10.50% and weighted average paid-in-kind (“PIK”) interest rate of 0.08% with maturities ranging from May 31, 2026 to November 30, 2027. Variable rate loans generally follow the 1-month tenor of term SOFR, subject to a floor equal to the rate at closing. The following table outlines the major terms of each loan closed by the Company as lender and outstanding at June 30, 2026:

Borrower	Location	Maturity	Note Principal	Interest Rate
DE Gateway Center Other Units, LLC	West Bloomfield, MI	12/31/2026	$10,078,618	10.00%
McKinney Capital Hermosa Partners LLC	Avalon, CA	5/31/2026	$5,700,000	15.63	%*
21 West QOZ, LLC	Indianapolis, IN	8/31/2026	$3,400,000	11.00%
140 Holiday Owner, LLC	Covington, LA	12/31/2026	$8,430,000	10.00	%*
4632 Owner, LLC	Bossier City, LA	11/30/2027	$1,200,000	10.00	%*
Dodson Courtyard Apartments Owner LLC	East Point, GA	3/31/2027	$7,500,000	10.75	%*
Happy Living GA II LLC	Augusta, GA	3/31/2027	$962,500	9.75	%*
Seven Star Investments LLC	Schiller Park, IL	3/31/2027	$10,000,000	10.25	%*
Sharif Investments 17, LLC	Indianapolis, IN	3/31/2027	$2,840,000	10.00	%*
Sky Irondequoit, LLC	Rochester, NY	8/31/2026	$6,000,000	9.50%
SWC Cedar Mill OpCo, LLC & SWC Cedar Mill LLC	Portland, OR	9/30/2027	$4,825,000	9.00	%*

*	Current rate based on the 30-day SOFR rate plus 450 to 575 basis points, net of embedded fees payable by the borrower to ROF.

We are managed by our Manager, which is wholly owned by our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2026

We operate on a calendar year. Set forth below is a discussion of our operating results for the six months ended June 30, 2026.

As of June 30, 2026, the Company and its subsidiaries held eleven senior secured loans, pursuant to which the Company, as the lender, provided $60.9 million of senior secured loan principal to borrowers.

For the six months ended June 30, 2026, our total consolidated revenues from operations amounted to $3.1 million. Operating costs for the same period, including interest expense of $1.9 million, management fees of $0.2 million, and professional fees of $0.3 million, amounted to $2.8 million. Net income for the period amounted to $0.3 million.

The borrowers generally have the option to extend the maturity date of the notes for two to three additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to zero to one half percent (0% - 0.5%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalty for prepayment: any payment of principal within the first six (6) months of the loan term is subject to the Minimum Interest for the period equal to the Minimum Interest Months as defined in the loan agreements.

On January 8, 2026, the Company pledged its $1.2 million participation in the loan with 4632 Owner, LLC to the Cross River Bank facility and draw down $0.3 million on the line.

On February 11, 2026, mortgage note borrower Prime Realty Ventures Loan 2 LLC paid off its note pursuant to a property sale. The Company received $2.4 million in proceeds, resulting in full repayment of the loan’s principal amount and partial repayment of outstanding interest. As a result of the payoff, the loan was removed from the Cross River Bank facility borrowing base and the Company paid down $0.6 million using payoff proceeds.

On March 11, 2026, the Company issued a notice of default to mortgage note borrower McKinney Capital Hermosa Partners, LLC for failure to make required interest payments. The notice of default was not cured by the March 18, 2026 cure date and management placed the loan in non-accrual status on that date, in accordance with its policy. As of the date of this report, the property is in receivership and the receiver has listed the property for sale.

On March 25, 2026, pursuant to a Note Modification and Severance Agreement between the Company and 140 Holiday Owner, LLC, the original promissory note was severed into two amended and restated promissory notes: an Amended and Restated Promissory Note A in the principal amount of $7.2 million payable to an unaffiliated third party, and an Amended and Restated Promissory Note B in the principal amount of $1.3 million retained by the Company. Both notes are secured by the underlying property. In connection with the restructuring, the Company settled the outstanding $2.4 million participation interests from ROCF IV SPV, LLC and ROIOF SPV, LLC. The A note is accounted for by the Company as a secured borrowing whereby the full $8.4 million in loan principal is grossed up on the Company’s consolidated balance sheet in the mortgage loans receivable line, the full amount of loan reserves are grossed up on the Company’s consolidated balance sheet in the loan reserves line, and amounts actually drawn from the third-party noteholder’s $7.2 million commitment are reflected as a participation payable. The third party noteholder holds the loan’s reserves in a bank account under their name, and the Company draws from those amounts as the mortgage note borrower takes draws. As of June 30, 2026, the A noteholder had funded $6.3 million of its $7.2 million commitment.

On April 14, 2026, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company purchased an additional 46.51% interest in the $8.6 million senior secured loan with Sky Irondequoit, LLC from ROCF V SPV, LLC for a purchase price of $4.0 million. ROCF V SPV, LLC pledged the loan to the Cross River Bank facility on March 4, 2025. As of April 14, 2026, ROCF V SPV, LLC had drawn $1.0 million on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, assumed the $1.0 million line balance. Subsequent to the end of the period, the borrower paid off its loan, resulting in a full repayment, inclusive of all principal, interest, and other charges, net of outstanding reserves. The Company received $6.1 million in proceeds from the payoff and used $1.5 million to pay down the Cross River Bank facility.

Results of Operations – For the Six-months Ended June 30, 2025

Set forth below is a discussion of our operating results for the six months ended June 30, 2025.

As of June 30, 2025, the Company and its subsidiaries held five senior secured loans, pursuant to which the Company, as the lender, provided $34.6 million of senior secured loan principal to borrowers.

For the six months ended June 30, 2025, our total consolidated revenues from operations amounted to $2.5 million. Operating costs for the same period, including interest expense of $1.2 million, management fees of $0.2 million, and amortization of debt issuance costs of $0.2 million, amounted to $2.0 million. Net income for the period amounted to $0.5 million.

In January 2025, the Company’s subsidiary (ROCF VI SPV, LLC) and five other related parties (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROCF VII SPV, LLC, and ROIOF SPV, LLC) entered into an agreement with Cross River Bank to provide a $50 million revolving line of credit. On March 4, 2025, the Company sold $43.2 million in mortgage loans to its subsidiary to be pledged as part of the borrowing base. The Company’s subsidiary drew down $10.8 million on the line and as of June 30, 2025, the Company’s affiliate had $4.6 million drawn. Amounts drawn accrue interest at one-month term SOFR plus an applicable margin and the line matures on January 7, 2028.

On April 15, 2025, the Company paid down $6.5 million of the Cross River Bank facility.

On May 1, 2025, the Company sold its remaining interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 43.67% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $3.4 million. The Company received approximately $2.8 million in proceeds from the sale, resulting in full repayment of the loan carrying amount, including all principal and outstanding interest, net of reserve balances. On May 20, 2025, the Company paid down $0.8 million of the Cross River Bank facility using sale proceeds.

On June 1, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in the loan held with 21 West QOZ, LLC equal to approximately 85% of a $4.0 million senior secured loan from ROCF II SPV, a related party and Delaware limited liability company, for a purchase price of $3.4 million. On March 4, 2025, ROCF II SPV pledged this loan to the Cross River Bank facility. As of June 1, 2025, $1.2 million had been drawn by ROCF II SPV on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, acquired the $1.2 million line balance.

On June 30, 2025, Miller Garden Apartments, LLC paid off its note with a principal balance of $8.7 million. The Company received approximately $8.3 million in proceeds from the payoff, resulting in the full repayment of the loan’s carrying amount. The Company paid down $4.5 million on the Cross River Bank facility using proceeds from the payoff on July 1, 2025.

Liquidity and Capital Resources

As of June 30, 2026, we have raised $28.7 million of Series A Bonds, $0.5 million of Series Ra Bonds, and $19.3 million of Series A Preferred Units. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds and Cross River Bank facility. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

On January 7, 2025, the Company’s subsidiary (ROCF VI SPV, LLC) and five other related parties (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROCF VII SPV, LLC, and ROIOF SPV, LLC) entered into an agreement with Cross River Bank for a $50.0 million secured revolving line of credit. As part of the agreement, the Company sold certain senior secured loans to its subsidiary, which are held as collateral securing the facility. On March 4, 2026, the Company’s subsidiary drew down the line for $10.8 million. As of June 30, 2026, the Company’s subsidiary had $9.8 million drawn. The Company will continue to use these proceeds to acquire new senior secured commercial real estate loans.

On March 25, 2026, the Company entered into a Note Modification and Severance Agreement between the Company and 140 Holiday Owner, LLC, the original promissory note was severed into two amended and restated promissory notes: an Amended and Restated Promissory Note in the A position in the principal amount of $7.2 million payable to an unaffiliated third party, and an Amended and Restated Promissory Note in the B position in the principal amount of $1.3 million retained by the Company. As of June 30, 2026, the A noteholder had funded $6.3 million of its $7.2 million commitment. Proceeds received from the note severance and sell down were used to acquire new senior secured commercial real estate loan participations.

As of June 30, 2026, the Company had cash on hand of $3.9 million.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital depends on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, then we may exercise the option to partially leverage the asset to increase liquidity.

Potential future sources of capital include secured or unsecured financing from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering and the Cross River Bank facility, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of June 30, 2026, all offerings for the Company are closed and, as such, we will no longer issue any additional bonds or preferred units. We intend to use the net proceeds from the offerings to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

On January 7, 2025, the Company’s subsidiary and five other affiliated entities secured a $50.0 million secured revolving loan facility from Cross River Bank. In March 2025, the Company sold its interest in six senior secured loans with aggregate principal of $43.2 million to its subsidiary, ROCF VI SPV, LLC, to be pledged as security to the Cross River Bank facility. ROCF VI SPV, LLC drew $10.8 million, gross of closing fees, on March 4, 2025, and had $9.8 million drawn as of June 30, 2026.

During the period, the Company purchased one loan participation interest for $4.0 million from a related party. The Company also repurchased two loan participations on a loan from related parties totalling $2.4 million and subsequently sold $7.2 million of exposure on the same loan to an unaffiliated third party. Additionally, $2.3 million of loan principal was repaid to the Company during the period through a payoff. Proceeds from the exposure sold down and loan payoff were partially used to pay down the Cross River Bank facility and the remainder was deployed into new senior secured loans.

Subsequent to the end of the period and through the date of this report, the Company received $9.8 million in proceeds from two loan payoffs. These proceeds were partially used to pay down the Cross River Bank facility and the remainder will be deployed into new senior secured loans.

We are actively managing a steady pipeline of origination opportunities and, subject to market conditions, expect to maintain our capital deployment momentum through the end of 2026. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

Macroeconomic conditions remain uncertain due to lingering inflationary pressures, geopolitical events, and sporadic tariffs on key imports and exports. These factors have contributed to increased costs for businesses and consumers alike, market volatility, and pressure on both consumer and commercial credit performance. High interest rates driven by elevated inflation have the potential to dampen borrower demand and repayment capacity, while volatility in global capital markets may affect our own liquidity and capital raising efforts. Additionally, the combined effects of tariffs, inflation, and supply chain disruptions could further impact the credit quality of our loan portfolio, particularly in sectors sensitive to trade and interest rate fluctuations. We are currently unable to quantify the full impact these events may have on us. We may experience adverse effects on the performance of our loans in the future due to ongoing economic headwinds, including the effect of tariffs, which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

None.

Item 3. Financial Statements

RED OAK CAPITAL FUND VI, LLC
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2026 AND DECEMBER 31, 2025

Red Oak Capital Fund VI, LLC and its Subsidiaries

Red Oak Capital Fund VI, LLC and its Subsidiaries

Consolidated Balance Sheets

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$3,878,108	$4,338,779
Mortgage loans receivable, held for investment, net	53,258,975	29,374,856
Interest receivable	1,130,214	743,506
Due from affiliates	780,433	523,080
Total current assets	59,047,730	34,980,221

Long-term assets:
Mortgage loans receivable, held for investment, net	5,981,674	25,609,199
Total assets	$65,029,404	$60,589,420

Liabilities and Members’ Capital

Current liabilities:
Notes payable, net	$10,923,121	$-
Loan interest reserves	1,447,896	2,533,874
Loan construction reserves	1,276,140	3,710,919
Bond interest payable	584,201	615,505
Distributions payable	382,750	669,760
Accounts payable	225,274	108,106
Due to affiliates	164,926	188,158
Management fees payable	120,853	-
Note interest payable	94,765	-
Total current liabilities	15,219,926	7,826,322

Long-term liabilities:
Series A bonds payable, net	27,565,980	27,392,325
Series A R-bonds payable, net	523,306	521,982
Credit facility, net	9,651,043	8,878,537
Notes payable, net	-	3,432,546
Total long-term liabilities	37,740,329	40,225,390

Members’ Capital:
Common Units	221	217
Preferred Series A Units	12,068,928	12,537,491
Total members’ capital	12,069,149	12,537,708

Total liabilities and members’ capital	$65,029,404	$60,589,420

The notes are an integral part of the consolidated financial statements

Red Oak Capital Fund VI, LLC and its Subsidiaries

Consolidated Statements of Operations

(Unaudited)

	For the Six Months Ending June 30
	2026	2025

Revenue:
Mortgage interest income	$2,965,753	$2,457,250
Bank interest income	65,210	84,664
Paid-in-kind interest income	25,642	4,250
Other income	19,900	-
Total revenue	3,076,505	2,546,164

Expenses:
Interest Expense	1,876,660	1,416,363
Bank interest expense	328,966	153,988
Professional fees	323,470	180,407
Management fees	241,705	241,955
Management disposition fees	11,550	43,250
Other expenses	553	-
Tax expense	-	600
Total expenses	2,782,904	2,036,563

Net investment income (loss)	293,601	509,601

Other income (expense):
Realized gain (loss) on extinguishment of debt	3,200	-
Total other income (expense)	3,200	-

Net income	$296,801	$509,601

The notes are an integral part of the consolidated financial statements

Red Oak Capital Fund VI, LLC and its Subsidiaries

Consolidated Statements of Changes in Members’ Capital

(Unaudited)

	Common Units	Preferred Series A Units	Total

Members’ capital, January 1, 2025	$208	$13,491,088	$13,491,296

Capital distributions	-	(767,360)	(767,360)

Net income	5	509,596	509,601

Members’ capital, June 30, 2025	$213	$13,233,324	$13,233,537

Members’ capital, January 1, 2026	$217	$12,537,491	$12,537,708

Capital distributions	-	(765,360)	(765,360)

Net income	4	296,797	296,801

Members’ capital, June 30, 2026	$221	$12,068,928	$12,069,149

The notes are an integral part of the consolidated financial statements

Red Oak Capital Fund VI, LLC and its Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ending June 30
	2026	2025

Cash flows from operating activities:
Net income	$296,801	$509,601

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Accretion of loan origination income	(228,552)	(225,785)
Amortization of debt issuance costs	310,654	246,359
Change in other operating assets and liabilities:
Net change in interest receivable	(386,708)	(35,388)
Net change in due from affiliates	(257,353)	(306,240)
Net change in accounts receivable	-	370
Net change in prepaid expenses	-	4,125
Net change in other assets	-	15,000
Net change in bond interest payable	(31,304)	-
Net change in accounts payable	117,168	69,067
Net change in due to affiliates	(23,232)	75,809
Net change in management fees payable	120,853	-
Net change in note interest payable	94,765	-

Net cash provided by operating activities	13,092	352,918

Cash flows from investing activities:
Mortgage notes issued, net of participations	(6,341,242)	(3,375,625)
Mortgage notes repaid	2,310,000	12,012,500
Loan interest reserves, net	(1,085,978)	(1,055,875)
Loan construction reserve additions	771,461	1,552,539
Loan construction reserve drawdowns	(3,206,240)	(3,333,814)

Net cash provided by (used in) investing activities	(7,551,999)	5,799,725

Cash flows from financing activities:
Capital distributions, net of distributions payable	(1,052,370)	(1,054,545)
Bond redemptions	(36,800)	-
Credit facility drawdowns	1,300,000	11,971,836
Credit facility paydowns	(577,500)	(7,340,625)
Proceeds from note payable, net	7,522,467	-
Payment of debt issuance costs	(77,561)	(287,330)

Net cash provided by financing activities	7,078,236	3,289,336

Net change in cash and cash equivalents	(460,671)	9,441,979

Cash and cash equivalents, beginning of period	4,338,779	2,609,595

Cash and cash equivalents, end of period	$3,878,108	$12,051,574

Supplemental disclosures of cash flow information:
Bond interest paid	$1,170,269	$1,170,003
Preferred distributions accumulated but unpaid to Series A Unitholders	$382,750	$383,750

The notes are an integral part of the financial statements

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

1.	Organization

Red Oak Capital Fund VI, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the Sponsor. The Managing Member owns 100% of the Common Units and effectively controls all aspects of the Company. On September 10, 2026, Red Oak Capital Holdings, LLC was merged with and into The Oak Companies, Inc.

The Company formed on June 10, 2021 and commenced operations on January 23, 2023. As of June 30, 2026, the Company has raised $19.3 million of Series A Preferred Membership Interests (the “Series A Units”), $28.7 million of Series A Unsecured Bonds (the “A Bonds”) and $0.5 million of Series Ra Unsecured Bonds (the “Ra Bonds”, collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The Company’s securities offerings are now closed. The Company’s term is indefinite.

The Company’s operations may be adversely affected by macroeconomic conditions and global uncertainties, including lingering inflation, elevated interest rates, geopolitical instability, changes to fiscal and monetary policy, labor shortages, supply chain disruptions, and the sporadic effects of tariffs and trade disputes on key imports and exports. The current macroeconomic environment has contributed to volatility in the capital markets, tighter lending conditions, and declining commercial real estate valuations across certain property types. These conditions have the potential to negatively impact both the Company and its borrowers. Possible effects include, but are not limited to, delays in borrower repayment, increased loan extension and modification requests, higher rates of default, deterioration of collateral values underlying the Company’s loan portfolio, reduced borrower access to refinancing or take-out capital, increased construction and development costs affecting the feasibility of borrower business plans, and delayed or disrupted loan closings. A significant volume of commercial real estate debt across the broader market is scheduled to mature or has been extended into the current period, which may further strain borrower liquidity and increase refinancing risk. Any prolonged disruption caused by these conditions, or any worsening thereof, is uncertain in both duration and severity; however, such events may result in a material adverse impact on the Company’s financial position, results of operations, and cash flows.

2.	Significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and all values are stated in United States dollars.

Use of estimates

The preparation of the consolidated financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. The Managing Member believes the estimates utilized in preparing the Company’s consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company’s consolidated financial statements.

Principles of consolidation

The consolidated financial statements have been prepared on a consolidated basis and include the accounts of Red Oak Capital Fund VI, LLC, its wholly owned and controlled subsidiaries ROCF VI SPV Holdco IP, LLC and ROCF VI SPV Holdco, LLC (the “Holdco IP” and “Holdco”, respectively), the Holdco IP’s wholly-owned subsidiary ROCF VI SPV IP, LLC, and the Holdco’s wholly-owned subsidiary ROCF VI SPV, LLC (collectively, the “Company”). All material intercompany balances and transactions have been eliminated in consolidation.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

Fair value – hierarchy of fair value

In accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurement, when required, the Company will disclose the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and is based on the Company’s expectations as of the balance sheet date.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. No allowance for loan losses was recorded as of June 30, 2026 or December 31, 2025.

Credit Quality Indicators

The Company analyzes its loans based on the internal credit risk grading process. Internal credit risk grading includes a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, and sponsor risk. In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan. This analysis provides a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default

2.	Pass – low probability of default

3.	Low pass – moderate probability of default

4.	Watch – material probability of default

5.	Special mention – significant probability of default

6.	Substandard – substantial probability of default

7.	Doubtful – highly likely probability of default

8.	Default – defaulted / expected to default

Accrued Interest Receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loans. Accrued interest receivable was $1.1 million and $0.7 million as of June 30, 2026 and December 31, 2025, respectively, relating to loans.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. There were no write-offs of accrued loan interest receivables during the six-months ended June 30, 2026 or June 30, 2025.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. One loans was in nonaccrual status as of June 30, 2026, and one loan was in nonaccrual status as of December 31, 2025.

The Company generally will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will typically go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate. In addition, management may place a loan on non-accrual status that has not formally defaulted if the collection of interest and/or principal is in doubt.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying Consolidated Balance Sheets. Accretion of loan origination income totaled $0.1 million and $0.2 million for the six months ended June 30, 2026 and June 30, 2025, respectively, which is included in mortgage interest income in the accompanying Consolidated Statements of Operations. The Company had gross mortgage loans receivable of $59.4 million and $55.3 million, presented net of $0.2 million and $0.3 million of unamortized deferred loan origination fees and deferred loan extension fees as of June 30, 2026 and December 31, 2025.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company’s net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying consolidated financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

As of June 30, 2026 and December 31, 2025, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2026 and December 31, 2025, no amount of interest and penalties related to uncertain tax positions was recognized in the Consolidated Statements of Operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported members’ capital or net income.

3.	Allocation of net income and loss

As described in more detail in Article VII of the Operating Agreement, the Net Profits and Net Losses of the Company (and to the extent necessary, any allocable items of gross income, gain, loss and expense includable in the computation of Net Profits and Net Losses) shall be allocated among all Unitholders in such a manner that, as of the end of the taxable year or other relevant period, and to the extent possible, the Capital Account of each Unitholder shall be equal to (1) the net amount which would be distributed to such Unitholder if the Company were to liquidate the assets of the Company for an amount equal to their Adjusted Book Value, pay all liabilities of the Company (limited, with respect any nonrecourse liabilities, to the Adjusted Book Value of the assets securing such nonrecourse liabilities), and distribute the proceeds in liquidation in accordance with Section 10.2(a), minus (2) the Unitholder’s share of Company Minimum Gain and Unitholder Minimum Gain.

4.	Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Unitholders, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. For the six months ended June 30, 2026 and June 30, 2025, the Company incurred management fees of $0.2 million and $0.2 million, respectively. As of June 30, 2026 and December 31, 2025, $0.1 million and $0 of management fees were payable to the Managing Member, respectively.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

4.	Related party transactions (continued)

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organization fee is calculated as 2.00% of gross capital contributed by the Unitholders and the gross principal outstanding of all Bonds. For the six months ended June 30, 2026 and June 30, 2025, no organization fees were incurred. As of June 30, 2026 and December 31, 2025, no organization fees were payable to the Managing Member.

The Company pays a disposition fee to the Managing Member in the amount of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. For the six months ended June 30, 2026 and June 30, 2025, $0.01 million and $0.04 million of disposition fees were incurred, respectively. As of June 30, 2026 and December 31, 2025, no disposition fees were payable to the Managing Member.

The Manager charges borrowers a special servicing fee of 3.00% per annum on loans that are in workout, payable out of the borrowers’ contingency reserves. During the six months ended June 30, 2026 and June 30, 2025, the Managing Member charged borrowers $0.05 million and $0 of special servicing fees. As of June 30, 2026 and December 31, 2025, $0.05 million and $0.04 million of special servicing fees were payable to the Managing Member, respectively.

5.	Mortgage loans receivable

Mortgage loans receivable as of June 30, 2026 and December 31, 2025 consisted of the following:

	6/30/2026	12/31/2025
Mortgage loans receivable	$59,436,118	$55,316,118
Deferred origination and extension fees	(195,469)	(332,063)
Mortgage loans receivable, held for investment, net	$59,240,649	$54,984,055

The below table summarizes mortgage loans receivable, net, by credit quality indicators as of June 30, 2026 and December 31, 2025:

Indicator	6/30/2026	12/31/2025
Prime	$9,384,163	$-
Pass	13,179,016	-
Low pass	2,825,774	-
Watch	28,151,696	45,804,680
Special mention	-	1,188,695
Substandard	-	-
Doubtful	-	2,296,970
Default	5,700,000	5,693,708
Total	$59,240,649	$54,984,055

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

5.	Mortgage loans receivable (continued)

As of June 30, 2026 and December 31, 2025, the Company held approximately $59.2 million and $55.0 million of mortgage loans receivable, net, respectively. At June 30, 2026, this consisted of eleven mortgage loans with a weighted average interest rate of 10.58% with maturities ranging from May 31, 2026 to November 30, 2027. The notes carry an original maturity of twelve to twenty-four months with two to three optional six-month extensions. At December 31, 2025, this consisted of twelve mortgage loans with a weighted average interest rate of 10.36% with maturities ranging from May 31, 2026 to November 30, 2027. The notes carried original maturities of twelve to twenty-four months with two to three optional six-month extensions. The Company earned and accrued $3.0 million and $2.5 million of mortgage loan interest and fee income and $0.03 million and $4,250 of PIK interest income during the six months ended June 30, 2026 and June 30, 2025, respectively.

In accordance with current loan agreements, borrowers generally must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2026 and December 31, 2025, the loan interest reserve account, including prepaid interest, contained $1.4 million and $2.5 million, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2026 and December 31, 2025, the loan construction reserve account contained $1.3 million and $3.7 million, respectively.

On May 1, 2025, the Company sold its remaining interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 43.67% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company. The Company received approximately $2.8 million in proceeds at time of sale, resulting in a full repayment of the loan carrying amount, including all principal and outstanding interest, net of reserve balances.

On June 1, 2025, the Company entered into a Loan Participation Agreement with ROCF II SPV, LLC, a related party, and Delaware limited liability company, whereby the Company purchased a participation interest equal to approximately 85.00% of a $4.0 million loan held with 21 West QOZ LLC, a Florida limited liability company, for a purchase price of $3.4 million. On March 4, 2025, ROCF II SPV, LLC pledged this loan to the Cross River Bank facility. As of June 1, 2025, $1.2 million had been drawn by ROCF II SPV, LLC on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, assumed the $1.2 million line balance.

On June 30, 2025, mortgage loan borrower Miller Gardens Apartments LLC paid off its $8.7 million note. The Company received approximately $8.3 million in proceeds from the loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves. On July 1, 2025, the Company paid down $4.4 million of the Cross River Bank facility using payoff proceeds from the payoff.

On July 30, 2025, mortgage note borrower DE Gateway Center Other Units LLC paid off approximately $3.6 million of its $14.5 million note. The Company received approximately $3.4 million in proceeds from the loan pay down resulting in a partial repayment of the loan carrying amount, including principal and other fees.

On July 31, 2025, mortgage note borrower Panda High Plains Hemp Gin Real Estate, LLC paid off its $9.8 million note. The Company received approximately $9.7 million in proceeds from loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and reserves.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

5.	Mortgage loans receivable (continued)

On August 15, 2025, mortgage note borrower Prime Realty Ventures Loan 2 LLC defaulted on its loan after failing to cure a notice of default issued on August 4, 2025 for failure to make required interest payments. Management placed the loan in non-accrual status August 15, 2025, in accordance with its policy. On February 11, 2026, the borrower paid off its note pursuant to a property sale. The Company received $2.4 million in proceeds, resulting in full repayment of the loan’s principal amount and partial repayment of outstanding interest. As a result of the payoff, the loan was removed from the Cross River Bank facility borrowing base and the Company paid down $0.6 million using payoff proceeds.

On September 2, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with Happy Living GA II, LLC equal to approximately 57.52% of a $2.8 million senior secured loan from Oak Parallel Bridge Credit Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $1.6 million.

On September 3, 2025, the Company entered into a loan agreement with Dodson Courtyard Apartments Owner, LLC, a Georgia limited liability company, to provide a $7.5 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 625 basis points, which equated to an all-in rate of 10.75% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in the state of Georgia.

On September 10, 2025, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company sold a portion of its participation interest in the loan held with Happy Living GA II, LLC equal to approximately 23.45% of a $2.8 million senior secured loan to Oak Parallel Bridge Credit Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $0.7 million.

On September 29, 2025, the Company entered into a loan agreement with Seven Star Investments LLC, an Illinois limited liability company, to provide a $10 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.25% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is a hotel located in the state of Illinois.

On September 30, 2025, the Company entered into a loan agreement with Sharif Investments 17, LLC, an Indiana limited liability company, to provide a $2.8 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 550 basis points, which equated to an all-in rate of 10.00% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in the state of Indiana.

On October 1, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with SWC Cedar Mill OpCo, LLC and SWC Cedar Mill PropCo, LLC equal to approximately 44.78% of a $14.1 million senior secured loan from ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, a related part and Delaware limited liability company, for a purchase price of $6.3 million.

On October 6, 2025, the Company entered into an Amended and Restated Loan Participation Agreement with ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, whereby the Company reduced its participation interest in the loan held with SWC Cedar Mill OpCo, LLC and SWC Cedar Mill PropCo, LLC to approximately 34.16% of the $14.1 million senior secured loan which equates to a $4.8 million interest.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

5.	Mortgage loans receivable (continued)

On October 21, 2025, the Company entered into a Loan Participation Agreement with ROCF V SPV, LLC, a related party, and Delaware limited liability company, whereby the Company purchased a participation interest equal to approximately 23.26% of a $8.6 million loan held with Sky Irondequoit, LLC, a Texas limited liability company, for a purchase price of $2.0 million. On March 4, 2025, ROCF V SPV, LLC pledged this loan to the Cross River Bank facility. As of October 21, 2025, $0.5 million had been drawn by ROCF V SPV, LLC on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, assumed the $0.5 million line balance. On April 14, 2026, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company purchased an additional 46.51% interest in the $8.6 million senior secured loan from ROCF V SPV, LLC for a purchase price of $4.0 million. As of April 14, 2026, ROCF V SPV, LLC had drawn $1.0 million on the participation amount sold to the Company on the Cross River Bank facility. The Company included the purchased participation in its borrowing base and, as a result, assumed the $1.0 million line balance. Subsequent to the end of the period, the borrower paid off the loan, resulting in a full repayment of outstanding principal, interest, fees, and reserves.

On November 12, 2025, the Company issued a notice of default to mortgage note borrower McKinney Capital Hermosa Partners LLC for failure to make required interest payments. The borrower cured the default prior to the November 31, 2025 cure date. On March 11, 2026, the Company issued a second notice of default to the borrower for failure to make required interest payments. The notice of default was not cured by the March 18, 2026 cured date and management placed the loan in non-accrual status on that date, in accordance with its policy. As of the date of this report, the property is in receivership and the receiver has listed the property for sale.

On November 18, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with 4632 Owner LLC equal to approximately 34.68% of a $3.5 million senior secured loan from ROCF IV SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $1.2 million.

On November 21, 2025, the Company entered into a commercial note agreement with an unaffiliated third party, whereby the Company sold approximately 68.00% of its exposure in the $7.5 million senior secured loan held with Dodson Courtyard Apartments Owner LLC to an unaffiliated third party for a sales price of $5.1 million. The note is in the A position and the unaffiliated note holder initially funded $3.2 million of its $5.1 million commitment. During 2025, the Company called and received $3.5 million of the noteholder’s commitment, leaving $1.6 million unfunded at the end of the period. During the six months ended June 30, 2026, the Company called and received an additional $1.3 million of the noteholder’s commitment, leaving $0.3 million unfunded at the end of the period.

On December 5, 2025, the Company entered into two loan participation agreements whereby the Company sold participation interests in the loan held with Dodson Courtyard Apartments Owner LLC equal to approximately 10.00% and 10.00% to unaffiliated third parties for sales prices of $0.8 million and $0.8 million, respectively.

On December 19, 2025, the Company entered into a loan agreement with 140 Holiday Owner, LLC, a Louisiana limited liability company, to provide an $8.4 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.00% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on December 31, 2026, though such maturity date can be extended for up to three consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in the state of Louisiana.

On December 19, 2025, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company sold a participation interest in the loan held with 140 Holiday Owner, LLC equal to approximately 14.59% of a $8.4 million senior secured loan to ROCF IV SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $1.2 million.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

5.	Mortgage loans receivable (continued)

On December 19, 2025, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company sold a participation interest in the loan held with 140 Holiday Owner, LLC equal to approximately 14.23% of a $8.4 million senior secured loan to ROIOF SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $1.2 million.

On March 25, 2026, pursuant to a Note Modification and Severance Agreement between the Company and 140 Holiday Owner, LLC, the original promissory note was severed into two amended and restated promissory notes: an Amended and Restated Promissory Note A in the principal amount of $7.2 million payable to an unaffiliated third party, and an Amended and Restated Promissory Note B in the principal amount of $1.3 million retained by the Company. Both notes are secured by the underlying property. In connection with the restructuring, the Company settled the outstanding $2.4 million participation interests from ROCF IV SPV, LLC and ROIOF SPV, LLC. The A note is accounted for by the Company as a secured borrowing whereby the full $8.4 million in loan principal is grossed up on the Company’s consolidated balance sheet in the mortgage loans receivable line, the full amount of loan reserves are grossed up on the Company’s consolidated balance sheet in the loan reserves line, and amounts actually drawn from the third-party noteholder’s $7.2 million commitment are reflected as notes payable. The third party noteholder holds the loan’s reserves in a bank account under their name, and the Company draws from those amounts as the mortgage note borrower takes draws. As of June 30, 2026, the A noteholder had funded $6.3 million of its $7.2 million commitment.

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender, responsible for servicing of the loan. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through June 30, 2026, all participations have been sold at par.

6.	Line of Credit

On January 7, 2025, the Company’s subsidiary, ROCF VI SPV, LLC and five of the Company’s affiliates (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROCF VII SPV, LLC) entered into a $50 million secured revolving loan facility and security agreement with Cross River Bank. ROCF VII SPV, LLC serves as the Borrower Representative. The facility is secured by all property and assets of the companies, and all other collateral, security granted, and securities pledged to the facility. Borrowings under the facility accrue interest at the one-month tenor of Term SOFR rate plus an applicable margin. The facility expires on January 7, 2028.

On March 4, 2025, the Company made an initial draw of $10.8 million. During the six months ended June 30, 2026, the Company repaid $0.6 million and withdrew an additional $1.3 million on the facility. As of June 30, 2026, the Company had $9.8 million drawn on the facility and $15.9 million drawn across the Company and its affiliates. As of December 31, 2025, the Company had $9.1 million drawn on the facility and $18.0 million drawn across the Company and its affiliates.

The Company has incurred debt issuance costs related to the Cross River Bank facility, and such costs have been capitalized and amortized through the maturity of the facility. As of June 30, 2026 and December 31, 2025, there have been $0.3 million of debt issuance costs incurred by ROCF VI SPV, LLC. During the six months ended June 30, 2026 and June 30, 2025, $0.1 million and $0.03 million was amortized to interest expense.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

7.	Notes payable, net

As of June 30, 2026, the Company had had two outstanding borrowings under note arrangements related to the commercial real estate loans with Dodson Courtyard Apartments Owner LLC and 140 Holiday Owner LLC.

The Dodson Courtyard Apartments note accrues interest on amounts drawn from the $5.1 million commitment at the one-month tenor of Term SOFR with a floor of 4.50%, plus a margin of 5.50% (an effective rate of 10.00% at June 30, 2026). The note also accrues a non-utilization fee on undrawn amounts of the $5.1 million commitment at 1.65% per annum. The note is secured by the Company’s interests and related cash flows associated with the underlying loan collateral, as governed by the applicable loan and note agreements. The Company’s exposure under the third-party note is generally limited to the pledged interest and related collateral.

The 140 Holiday Owner note accrues interest on the full $7.2 million commitment at the one-month tenor of Term SOFR with a floor of 4.25%, plus a margin of 5.00% (an effective rate of 9.25% at June 30, 2026). The note does not have a non-utilization fee. The Company’s exposure under the third-party note is generally limited to the pledged interest and related collateral.

At June 30, 2026, the outstanding principal balance of the third-party notes was $11.0 million. Debt issuance costs of $0.1 million were capitalized and are amortized over the term of the notes. Unamortized debt issuance costs at June 30, 2026, were $0.08 million, presented as a reduction to notes payable. Accordingly, the third-party notes were recorded at a net carrying value of $10.9 million as of June 30, 2026. At December 31, 2025, the outstanding principal balance of the third-party note was $3.5 million. Debt issuance costs of $0.05 million were capitalized and are presented as a reduction to notes payable. Accordingly, the third-party note was recorded at a net carrying value of $3.4 million as of December 31, 2025.

The third-party notes represent financing obtained by the Company in connection with its investment activities and are recorded as notes payable on the accompanying balance sheet.

8.	Bonds payable

During the six months ended June 30, 2026 and June 30, 2025, the Company issued no bonds. The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2028. The Company has incurred debt issuance costs related to the bond offerings, and such costs have been capitalized and amortized through the maturity of each bond series, as applicable. As of June 30, 2026 and December 31, 2025, the total debt issuance costs incurred by the Company were approximately $2.4 million and $2.4 million, respectively. During the six months ended June 30, 2026 and June 30, 2025, $0.2 million and $0.2 million were amortized to interest expense related to the bonds, respectively.

Bonds payable as of June 30, 2026 and December 31, 2025 were comprised of the following:

	6/30/2026	12/31/2025
Series A Bonds payable, gross	$28,637,000	$28,677,000
Series Ra Bonds payable, gross	530,000	530,000
Debt issuance costs (unamortized balance)	(1,077,714)	(1,292,693)
Total bonds payable, net	$28,089,286	$27,914,307

The Company executes quarterly interest payments to the A and Ra bondholders at a rate of 8.00% and 8.65% per annum, respectively. For the six months ended June 30, 2026 and June 30, 2025, the Company incurred bond interest expense of $1.2 million and $1.2 million, respectively.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

8.	Bonds payable (continued)

The A and Ra Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to $800 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2026	$-
2027	-
2028	29,167,000
2029	-
2030	-
Total bonds payable, gross	$29,167,000

9.	Member’s capital

The Company has two classes of membership interests, Common Units and Series A Units. Common Units hold 100% of the voting interests. For the six months ended June 30, 2026, the Managing Member, as sole holder of the Common Units, made no capital contributions and received no distributions. For the six months ended June 30, 2025, the Managing Member, as sole holder of the Common Units, made no capital contributions and received no capital distributions. As of June 30, 2026 and December 31, 2025, the Managing Member held approximately one Common Unit.

Red Oak Capital Holdings, LLC, the Company’s Sponsor, now The Oak Companies, Inc. by way of the September 10, 2026 merger, has committed to contribute $1.5 million in exchange for 6,000 Common Units in the Company, which may be called at time and in amounts in the discretion of the Managing Member.

For the six months ended June 30, 2026 and June 30, 2025, the Series A Unitholders made no capital contributions. As of June 30, 2026 and December 31, 2025, the Series A Unitholders held 19,134 Series A Units.

For the six months ended June 30, 2026 and June 30, 2025, capital distributions totaled $0.8 million and $0.8 million, respectively, which included accumulated but unpaid preferred distributions of $0.4 million and $0.4 million, respectively. The Company makes quarterly preferred return payments to the Series A Unitholders at a rate of 8.00% per annum. The Company also anticipates making one additional annual preferred return payment to the Series A Unitholders at a rate of 1.5% per annum. Any excess cash available for distribution will be distributed to the Common Unitholders.

Series A Units are redeemable beginning on the third anniversary of the first issuance of Series A Units to the holder. Once the Company receives written notice from the unitholder, it will have 90 days from the date such notice is provided to redeem the holder’s Series A Units at a price per unit equal to (i) $800 if the notice is received on or after the date of the third anniversary but prior to the fourth anniversary, and (ii) $1,000 if the notice is received on or after the fourth anniversary, plus any accrued but unpaid preferred return payments.

Red Oak Capital Fund VI, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

9.	Member’s capital (continued)

The Company’s obligation to redeem the Series A Units in any given year pursuant to this optional redemption is limited to 30% of the outstanding Series A Units on January 1st of the applicable year. The Company also has the right to delay or suspend Series A Unit redemptions if the Manager determines that the payment of the redemptions would harm remaining Unitholders, cause a default or violate covenants with any credit facilities of the Company, or materially impair the Company’s ability to operate. Unit redemptions pursuant to the optional redemption will occur in the order that notices are received.

The Series A Units are also redeemable within 90 days of the death, total permanent disability, or bankruptcy of a Series A Unitholder at a price per unit of (i) $920, if requested prior to the third anniversary of the first issuance of Series A Units to the holder, or (ii) $1,000 thereafter, plus any accrued but unpaid preferred return payments. For the six months ended June 30, 2026 and June 30, 2025, redemptions of Series A Units totaled 0 Units and 0 Units, respectively.

10.	Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

11.	Subsequent events

On July 2, 2026, the court granted a motion for receivership on the $6.0 million loan with McKinney Capital Hermosa Partners, LLC. As of the date of this report, the receiver has listed the property for sale.

On July 27, 2026, mortgage loan borrower 21 West QOZ, LLC paid off its $4.0 million note, resulting in full repayment of the loan’s principal, interest, fees, and reserves. At time of payoff, the Company held $3.4 million of the loan.

On August 27, 2026, mortgage loan borrower Sky Irondequoit, LLC paid off its $8.6 million note, resulting in full repayment of the loan’s principal, interest, fees, and reserves. At time of payoff, the Company held $6.0 million of the loan.

On September 10, 2026, our sponsor, Red Oak Capital Holdings, LLC was merged with and into The Oak Companies, Inc.

The consolidated financial statements were approved by management and available for issuance on October 1, 2026. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VI, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VI, LLC*

(3)(a)	Form of Indenture*

(3)(b)	Form of A Bond*

(3)(c)	Form of Ra Bond*

(4)	Subscription Agreement*

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND VI, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company
Its:	Sole Member

By:	The Oak Companies, Inc.,
a Delaware corporation
Its:	Sole Member

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer

Date:	October 1, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Sole Member

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Sole Member

Date:	October 1, 2026